Exhibit 2.5

NOVATION AGREEMENT

THIS AGREEMENT is made on November 30, 2001, by and between:

Amarin Corporation plc (hereinafter “Amarin”), a corporation organized under the laws of England, domiciled at 7 Curzon Street, London W1J 5HG, United Kingdom;

Beta Pharmaceuticals Corporation, a private corporation validly organized and existing under the laws of Panama (hereinafter “Beta”);

Amarin Technologies S.A. (hereinafter, the “Company”), a corporation organized under the laws of Argentina, domiciled at Marcelo T. de Alvear 624, 1° Floor, Buenos Aires, Argentina.

WHEREAS:

(a)	The amount of US$ 187,681,53 (United States Dollars One Hundred and Eighty Seven Thousand Six Hundred and Eighty One with 53/00) (hereinafter, the “Debt”) is currently due and outstanding to the Company by Amarin.

(b)	Beta wishes to assume the Debt as its own, therefore releasing Amarin from the Debt.

(c)	The Company wishes to release Amarin from the Debt.

THEREFORE, Amarin, Beta, and the Company (hereinafter “the Parties”) agree to execute this Novation Agreement (hereinafter “the Agreement”) which will be governed by the following terms and conditions:

1.   OBJECT

Beta hereby assumes the Debt as its own, in the terms of Section 801, subsequent and related Sections of the Argentine Civil Code.

The Company hereby accepts such assumption of the Debt by Beta and further releases Amarin from the Debt.

2.   GOVERNING LAW

This Agreement shall be governed by and construed in accordance with laws of Argentina.

In witness whereof, three (3) counterparts of this Agreement are executed on the date and at the place first above written.

By: AMARIN CORPORATION plc

Signature: Name: Enrique Schinelli Casares Title : Attorney-in-fact

By: BETA PHARMACEUTICALS CORPORATION

Signature: Name: Title:

By: AMARIN TECHNOLOGIES S.A.

Signature: Name: Title:

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